SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                          Amendment No. 2 to
                            SCHEDULE 13D
              Under the Securities Exchange Act of 1934

                             NET LNNX, INC.
                            (Name of Issuer)

                       Common Stock, No Par Value
                     (Title of Class of Securities)

                                  64107P 10 2
                              (CUSIP Number)

                            Ronald W. Hayes, Jr.
                               408 Gulf Road
                        North Palm Beach, FL 33408
                              (407) 844-6480
    (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Reporting Person)

                            December 31, 1996
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.1(b)(3) or (4), check the following
box [   ] .

Check the following box if a fee is being paid with this statement [ X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The reminder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes.)

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CUSIP No.     64107P 10 2

(1)  Names  of Reporting  Persons/SS  or IRS  Identification  Nos.  of Above
Persons:

                        R H Financial Services, Inc.

(2)  Check the Appropriate Row if a Member of a Group (See Instructions)

     (a)

     (b)

(3)  SEC  Use  Only


(4)  Sources  of  Funds  (See  Instructions)       WC


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

(6)  Citizenship  or  Place  of  Organization      Florida

Number of          (7)  Sole Voting Power       500,000
Shares Bene-
ficially           (8)  Shared Voting Power
Owned by
Each Report-       (9)  Sole Dispositive Power  500,000
ing Person
With              (10) Shared Dispositive Power

(11)  Aggregate Amount Beneficially Owned by Each Reporting
Person


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)  Percent  of Class  Represented  by  Amount  in Row  (11)    25.6%


(14)  Type  of  Reporting  Person  (See  Instructions)    CO

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Item 1. Security and Issuer

This statement relates to the Common Stock, no par value ("Common
Stock") of Net Lnnx, Inc. ("Company"). The principal executive offices of the Company are presently located at 324 Datura Street, Suite 150, West Palm Beach, Florida 33401.

Item 2.  Identity and Background

     The Reporting Person is R H Financial Services, Inc., 408 Gulf Road, North Palm Beach, Florida 33408. The President and controlling stockholder of R H Financial Services, Inc. is Ronald W. Hayes, Jr. On January 4, 1997, Mr. Hayes was appointed President of Net Lnnx, Inc.

     Ronald W. Hayes, Jr., during the last five (5) years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Ronald W. Hayes, Jr., during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with resect to such laws.

     The above individual is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Person has agreed to pay consideration totaling $300,000, payable $25,000 at closing on December 31, 1996, $25,000 on January 14, 1997, $50,000 on January 31, 1997, and $50,000 on each of March 31, June 30, September 30 and December 31, 1997. The source of the funds was from the company's equity capital.

Item 4.  Purpose of Transaction

     The purpose of the transaction was to provide operating capital to the company and to grant control to R H Financial Services, Inc.

         The Reporting Person became the President of the Issuer on January 4, 1997.

     The Reporting Person is currently negotiating a proposal to sell the Issuer's interest in Communications/USA, Inc., its majority owned subsidiary. The Reporting Person also reserves the right to actively pursue various other proposals which could relate to or would result in:

     a. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     b. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     c. Any material change in the present capitalization or dividend policy of the Issuer;

     d. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     e. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     f. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     g.     Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

As of December 31, 1996 the Reporting Person had interest in the Securities of the Issuer as follows:

     Name: R H Financial Services, Inc.
     No. of Shares: 500,000
     Voting Power: Sole
     Disposition Power: Sole
     Aggregate Percentage Beneficially Owned: 25.6%

     On December 31, 1996, the Reporting Person entered into an agreement with the Issuer to acquire 500,000 shares of the Issuer's common stock as set forth above in Item 3.

     In addition, the Reporting Person entered into a Voting Trust Agreement with Robert C. Hackney for a period of two years, to vote 314,000 shares of the Issuer's common stock. The Voting Trust Agreement gives the Reporting Person the right to vote the common stock, but any dividends paid during the period would be paid to the holder or holders of the Voting Trust Certificate(s). In addition, the Reporting Person does not have the right to dispose of the common stock during the term of the agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     Except as set forth elsewhere in this Schedule 13D, there are no understandings, contracts or arrangements among or between the Reporting Person or any other person with respect to the transfer of voting of any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits

Stock Purchase Agreement between the Issuer and the Reporting Person

                                SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 1997
                                         R H Financial Services, Inc.

                                         /s/Ronald W. Hayes, Jr.
                                         Ronald W. Hayes, Jr., President


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